By Appointment to H.M. The King of Siam

Tida Samalapa
Executive Vice President

SEP 25 2003

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 306/2003

September 25, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

03032285

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

dlw 9/26

CS023-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Banthoon Lamsam (伍万通)
President and Chief Executive Officer

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. No. CS. 2091/2003

September 25, 2003

To The President
The Stock Exchange of Thailand

Subject: Notification of Resolution of KASIKORNBANK Public Company Limited's Board of Directors' Meeting No.10/2003

Pursuant to the resolution of the Extraordinary Shareholders Meeting No. 1/2541 held on 29 September 1998, it was approved that the Bank or any of the Bank's branches issue the debentures (senior/subordinated) in the total amount of not exceeding US$ 3 billion by issuing such in the Thai Baht currency or in any other currency in the equivalent amount, at the exchange rate as on the date of the offer of such debenture.

KASIKORNBANK Public Company Limited's Board of Directors' Meeting No.10/2003 held on September 25, 2003 has resolved to grant approval to the Bank to issue and offer for sale the Bank's subordinated debentures in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Bank's tier two capital funds. The criteria and conditions of the subordinated debentures can be summarized as follows:

Types of debentures	:	Subordinated debentures in name certificate without security and not convertible, having debenture holder representative
Currency	:	Thai Baht
Total amount of the debentures	:	Not exceeding Baht 12 billion, depending on market conditions at the time of issuance and offer for sale
Interest rate	:	Depending on market conditions at the time of issuance and offer for sale
Maturity	:	No more than 10 years
Early redemption	:	The Bank may redeem the subordinated debentures before the maturity, which however shall be in accordance with terms and conditions of such subordinated debentures.
Offering Method	:	Offer for sale to the investors as per the Attachment 1

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

Registration of debentures for the trading purpose :	The Bank may register the subordinated debentures issued on this occasion with the Thai Bond Dealing Center or any other dealing center as deemed appropriate and/or the Stock Exchange of Thailand.

Moreover, the Board also authorized the Chairman or the President or person entrusted by the Chairman or the President to have the power to:

(a) determine and/or change details and conditions relating to subordinated debentures, the issuance and offer for sale, and the redemption of such subordinated debentures including the amount of debentures, face value, maturity, interest rate, offering price per unit, issuance and offer period, allocation methods, offering methods, redemption period, terms and conditions and supporting documents for the issuance of the subordinated debentures.

(b) appoint the financial adviser, adviser in issuance and offer for sale of such subordinated debentures, credit rating agency, and/or security of the Bank, financial institution, bond representative, and/or other persons to act in relation to the issuance and offer for sale of such subordinated debentures of the Bank.

(c) contact, negotiate, enter into, execute, sign and amend agreements and/or documents including to contact, apply for permission, give information, submit documents and evidences to the Office of the Securities and Exchange Commission, the Bank of Thailand, the Stock Exchange of Thailand, the Thai Bond Dealing Center, any other dealing center and/or any other agencies relating to the issuance and offer for sale of such subordinated debentures as well as to do any other things relating to or necessary for the issuance and offer for sale of subordinated debentures or the redemption of such subordinated debentures in all aspects as deemed appropriate.

Please be informed accordingly.

Yours sincerely,

Encl:

ย0006-1-03

Attachment 1

Categories of Investors

(1) Commercial banks

(2) Finance companies

(3) Securities companies investing for their own accounts or for the account of a private fund or for the management of an investment project established under the law on the undertaking of finance businesses, securities businesses and credit foncier businesses

(4) Credit foncier companies

(5) Insurance companies

(6) Juristic persons established under specific laws which is not juristic in category (9)

(7) Bank of Thailand

(8) International financial institutions

(9) Government agencies or state enterprises under the law governing budgetary procedures

(10) The Fund for the Rehabilitation and Development of Financial Institutions

(11) Pension funds

(12) Provident funds

(13) Mutual funds

(14) Juristic persons whose total assets according to their most recent audited financial statements exceed Bt. 500 million

(15) Juristic persons whose shareholders from Category (1)-(14) together hold more than 75 per cent of the total shares with voting rights

(16) Investors who have no domicile in Thailand but bring investment funds Thailand through a trustee or an investment manager

(17) Investors who do not fall into Category (1)-(16) but who buy debentures from Baht 10 million or more. The calculation of the value of the debentures must be based on the offering price.